May 18, 2005
via U.S. Mail

Michael P. Sage
Chief Executive Officer
Orchids Paper Products Company
4826 Hunt Street
Pryor, Oklahoma 74361


Re:	Orchids Paper Products Company
		Form S-1 filed April 19, 2005
	File No. 333-124173


Dear Mr. Sage:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
General
1. Where comments on a section also relate to disclosure in
another
section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. Please monitor your need to update your financial statements, as
required by   Regulation S-X, Rule 3-12.  Additionally, please
provide updated consents from your independent accountants in the next amendment.

3. We will need time to review all new disclosure, any additional proposed artwork or graphics and all omitted exhibits, including the opinion of counsel. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

4. Provide updated disclosure in each amendment. For example, include any new information relating to the construction loan commitment letter, the proposed listing by the American Stock Exchange, any developments related to Rule 2720 and any review being conducted by the NASD, and supply the omitted estimates under Item
13
in Part II. Also, eliminate the suggestion at page i that the disclosure is current "only as of" the date of the prospectus.

5. Please provide disclosure regarding quantitative and qualitative exposure to market risk as required by Item 305 of Regulation S-K.

Table of Contents, page i
	Market and Industry Data, page i
6. You include similar disclaimer language at page 64. First, this information should not appear prior to the Risk Factors section. Second, because you are responsible for both the accuracy and completeness of the disclosure that appears in your document, any suggestion or implication to the contrary is inappropriate. Finally, the reader is entitled to rely upon all disclosure you provide. Revise all related disclosure accordingly.
Prospectus Summary, page 1
7. Revise to provide a summary that is balanced. For example, it appears incomplete without mentioning that your biggest competitor also has a plant in your distribution area, that it will take you an estimated 18 months to put into operation the new paper machine - the financing of which has not yet been obtained - and that in 2003 you lost a material customer and another reduced the number of distribution centers you service.
8. Provide us with objective supplemental support for the statements you make regarding your relative market share, your status as a "leader" and your status as one of the lowest cost issue producers in your market. We note the disclosure in that regard at various places in your document, including at page 36.

9. You state that in 2004 you generated "pro-forma net income of
$1.0
million." Please explain to us and disclose in the document why you have used pro-forma income as compared to actual income. Explain how you define pro-forma net income.

10. We note you have presented the financial information within the prospectus and throughout your financial statements as predecessor/successor as a result of the acquisition by Orchids Acquisition Group, Inc. in March 2004. Please explain to us why you concluded it was appropriate to discuss and present your financial statements based on a predecessor/successor presentation. Please include any applicable literature to support your response.

11. Additionally, please explain to us why you determined it was appropriate to apply purchase accounting to the acquisition by Orchids Acquisition Group. Please include any applicable literature to support your response.


     Risk Factors, page 7

12. Rather than indicating that you cannot "be certain," "assure" or
"predict" a particular outcome, disclose the risk plainly and identify the potential harm that could result in the event the risk is realized. Similarly, eliminate language that mitigates the risk you present, including clauses that begin "although" or "while."

     "We have significant indebtedness", page 8
13. Consider moving to a new risk factor under an appropriately descriptive caption, the risks related to your exposure to fluctuating interest rates. We note the disclosure you provide in the last paragraph in that regard.

     "The availability of and prices for energy",  page 9
14. Tailor the risk factor discussion to your particular circumstances, and make clear how energy prices impact your financial condition. Consider, for example, highlighting more recent periods in which you may be experiencing higher prices and more price and supply volatility relative to prior periods.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 21
Comparative Years Ended December 31, 2002, 2003 and 2004, page 21

15. One of the objectives of MD&A is to provide readers with an explanation of prior results as well as the potential variability of earnings and cash flows, so the reader can ascertain the likelihood that past performance is indicative of future performance. Please provide a discussion of specific factors management is aware of that could positively or negatively affect the amount of sales and expense items identified in MD&A. Refer to FRC Section 501.12 for further guidance.


     Liquidity and Capital Resources,  page 25
16. In your discussion regarding cash provided by operating activities you refer to a deferred tax expense primarily related to book versus tax depreciation. Please be aware that pursuant to Regulation S-K Item 303, the liquidity and capital resource discussion should focus on material sources and uses of cash. As such, please remove such disclosure or explain to us why you feel it is appropriate to include a discussion of deferred tax items within this section.
Critical Accounting Policies and Estimates, page 28

17. We note you have identified revenue recognition as an area of accounting you regard as critical due to the estimates and assumptions involved in the application of these accounting policies.
Your current disclosure appears to be more descriptive of general accounting policies utilized, rather than any specific uncertainties underlying your specific estimates and assumptions.

Please revise your disclosures to address the following:

* why you consider the item to be critical to your company,

* the material estimates and assumptions made by management underlying the critical accounting policies,

* an analysis of the uncertainties involved in applying the policy and the variability that is reasonably likely to result from its application,

* an analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past, and

* an analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

You should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. In addition, identify instances where you have changed assumptions and estimates in the past and indicate how these changes impacted your financial statements. Please refer to FRC Section 501.14 for further guidance.

Please also revise your discussion included in the notes to financial statements, Note 1 - Summary of Significant Accounting Policies, included on page F-8, to include the accounting estimates, assumptions and circumstances specific to your revenue recognition policy.

Non-GAAP Discussion, page 29

18. We note you present Adjusted EBITDA as a non-GAAP performance measure. As indicated at Item 10(e)(ii)(B) of Regulation S-K, you may not adjust non-GAAP performance measures to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. In this regard, we note you adjust this measure to exclude payments on operating leases and management incentive payments. Please revise your non-GAAP performance measure to no longer adjust for these recurring items. To the extent you believe what we have identified as recurring are actually non-recurring, provide detailed evidence to support your position.

Under certain limited circumstances a non-GAAP performance measure may be adjusted for recurring items; however, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Please
note that it is under limited circumstances when we would allow the presentation of a non-GAAP performance measure that has been adjusted for recurring items.


Business, page 34

   History, page 34

19. We note on page F-7 that Orchids Acquisition Group, Inc. was formed in 2003 for the purpose of acquiring the Company. It is not apparent however, why the formation of Orchids Acquisition Group, Inc. factored into the overall business strategy of the Company and the decision to go public.  On a supplemental basis, please
provide
information, in the form of a diagram or otherwise, that
delineates
the ownership structure and share ownership of the Company and Orchids Acquisition Group, Inc. pre- merger. Further, please inform us of the reasons for the formation of Orchids Acquisition Group, Inc. and why such formation was necessary to the Company`s overall business strategy.
20. With a view toward disclosure, explain to us in necessary detail
how the acquisition came about. Discuss the fees and compensation arrangements - including the terms of any securities issuances, explain how it originated, describe any negotiations and clarify who participated and in what capacity.  For example, where members of the
board also had interests in the other party or in an affiliated party, make clear on whose behalf each was acting. We may have further comments.
Environmental, Health and Safety Matters,  page 41
21. Consistent with the requirements of Item 101(c)(1)(xii) of Regulation S-K, provide expanded disclosure regarding the environmental regulations to which your operations are subject.
In
this regard, we note the disclosure in the risk factor section of the
prospectus references what appears to be a variety of regulations that impact your operations. Please ensure the discussion on page 41 supplements the information referenced in the risk factor. If you have been identified as a potentially responsible party for state or federal environmental purposes, disclose the particulars.

        Management, page 42
     Board Committees, page 43

22. We note you include a discussion of and the various functions carried out by your audit committee. Please note that Regulation S-
X, Rule 2-01(c)(7)(i) requires all audit and non-audit services performed by the auditor be pre-approved by the audit committee. In this regard, an audit committee is required to establish a pre-approval policy regarding the services performed by the independent auditor. If applicable, please disclose that your audit committee does have an established and followed pre-approval policy, or explain to us and disclose why no such policy has been established.

23. Expand your disclosure for Messrs. Schroeder, McFall and
Arnold
to provide complete five year biographical sketches without gaps or ambiguities with regard to time or the capacities in which the individuals served the identified entities.

24. If the underwriters will engage in an electronic offer, sale or distribution of the shares, please describe their procedures to us supplementally.
25. We note the disclosure on page 12 in the risk factor discussion regarding the Taglich Brothers, Inc.`s ability, in its sole discretion, to release parties that will be subject to the lock-up "at any time or from time to time without notice" and that there are
"no pre-established conditions to waiving the terms of the lock-up."
Please advise us whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the shares from the lock-ups prior to the expiration of the corresponding period. We may have further comments.
     Certain Material U.S. Federal Income, page 58

26. The reader is entitled to rely on the disclosure you provide. It is inappropriate to suggest on page 60 that the disclosure is "for general information only" and that the reader "should consult" with its own advisors. You may recommend that course of action, however.
     Exhibits
27. Advise us whether Exhibit 10.8 references the two purchase agreements disclosed on page 28. Ensure that you file as exhibits and describe in necessary detail all material contracts and please file such agreements with your next amendment.


Statements of Income, page F-4

28. We note you have included the basic and diluted Net Income
(loss)
per share for the Successor`s ten-month period ended December 31, 2004 on the face of the financial statements as well as in the notes to financial statements, Note 8 - Earnings per Share, included on page F-15. Please explain to us why you have presented the calculation for this period only. Include any applicable accounting literature to support your response.

Statements of Changes in Stockholders` Equity, page F-5

29. We note a reduction to Additional Paid-In Capital during 2004 identified as a cost of common stock and warrants issued of $646,502.
Please explain to us the nature of the transactions to which this adjustment relates and the accounting literature you followed to support the treatment of the cost.


Notes to Financial Statements, page F-7

	Note 4 - Property, Plant and Equipment, page F-11

30. We note the inclusion of non-depreciable machinery and equipment identified as parts and spares as property, plant and equipment.
Please explain to us why you consider these items to be property as compared to inventory. Include any applicable accounting literature to support your response.

Please also explain to us the methodology you use to determine if an impairment related to these items has occurred.

Note 5 - Long Term Debt, page F-12
31. In your discussion regarding shares issued to "Founders" for
$.39
per share you state that Orchids Acquisition sold its common stock for $10 per share. Please explain to us how Orchids Acquisition determined a value of $10 per share was appropriate. Include any applicable literature utilized to support your response.


32. We note your disclosure that the difference between $10 per share and $.39 per share was reported as compensation expense for the ten-month period ended December 31, 2004 totaling $103,106. This seems to imply that there were only 10,729 ($103,106/$9.61) shares purchased by "Founders". However within your discussion of Certain
Relationships and Related Party Transactions on page 49, you disclose that Orchids Acquisition Group issued 353,345 shares of founders stock at a purchase price of $.14 per share. Please explain to us and disclose the following:

* The difference between the implied number of shares and the amount disclosed on page 49, and

* The difference between the purchase price disclosed in Note 5 of $.39 per share and the $.19 per share disclosed on page 49.

     Include any applicable accounting literature you used to support your response.

Note 7 - Income Taxes, page F-14

33.  Please disclose the significant components of income tax expense
attributable to    continuing operations for each year presented.
Such information should include the amount of current and deferred tax expense or benefit, tax credits or carryforwards and other applicable information. Refer to FAS 109 paragraph 45 for further guidance.

Closing Comments
	As appropriate, please respond to this letter within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please direct all accounting questions to Mark Wojciechowski, at
202-942-1928 or in his absence to, April Sifford, Accounting
Branch
Chief at (202) 942-2983. Please direct all other questions to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to Timothy Levenberg, Special Counsel at (202) 942-1896. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc: 	via facsimile
	Donald Figliulo, Esq.
	Bryan Cave LLP
	(312) 602-5050 (fax)
	H. Schwall
      M. Wojciechowski
      M. Duru
      A. Sifford
      T. Levenberg
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Orchids Paper Products Company
May 18, 2005
page 9



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE